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                            June 22, 2023

       Clayton Chun
       Executive Vice President, Chief Financial Officer and Treasurer Alexander & Baldwin, Inc.
       822 Bishop Street
       Post Office Box 3440
       Honolulu, Hawaii 96801

                                                        Re: Alexander &
Baldwin, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-35492

       Dear Clayton Chun:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Critical Accounting Estimates, page 43

   1. We note your accounting policy disclosure that you reclassify disposal groups as held for sale when the held for
sale criteria are met and that you report disposal groups as discontinued operations
when the discontinued operations criteria are met. Please tell us what consideration you
gave to including a discussion of these criteria and how the Grace
                                                        Disposal Group met them
within your critical accounting estimates. In addition, please tell us how you
determined the Grace Disposal Group met the held for sale and discontinued operations
criteria.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Eric
McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with
 Clayton Chun
Alexander & Baldwin, Inc.
June 22, 2023
Page 2

any questions.



FirstName LastNameClayton Chun           Sincerely,
Comapany NameAlexander & Baldwin, Inc.
                                         Division of Corporation Finance
June 22, 2023 Page 2                     Office of Real Estate & Construction
FirstName LastName